UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: June 16, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of the board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”), the first regular meeting (the “Meeting”) of the eighth session of the board of directors (the “Board”) of the Company was held on 15 June 2016 at Shanghai International Airport Hotel upon the formation of the eighth session of the Board by election at the 2015 annual general meeting of the Company.

Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing and Mr. Tian Liuwen, being directors of the Company (the “Directors”) and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping, being independent nonexecutive Directors, were present at the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

Mr. Xi Sheng, the chairman of the supervisory committee of the Company, together with Mr. Hu Jidong, Mr. Feng Jinxiong, Mr. Jia Shaojun, being supervisors of the Company, as well as certain senior management personnel of the Company also attended the Meeting.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held. The meeting was convened by Mr. Liu Shaoyong, chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

1.	Considered and approved the Resolution on the Election of the Chairman of the Company.

It was agreed that Mr. Liu Shaoyong shall be appointed as the chairman of the eighth session of the Board and as an authorized representative of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, with a term of office in line with the current session of the Board.

2.	Considered and approved the Resolution on the Election of the Vice Chairman of the Company.

It was agreed that Mr. Ma Xulun shall be appointed as the vice chairman of the eighth session of the Board, with a term of office in line with the current session of the Board.

3.	Considered and approved the Resolution on the Election of Members of Each of the Specialized Committees of the Board.

It was agreed that Mr. Li Ruoshan, being an independent non-executive Director, Mr. Xu Zhao, being a Director, and Mr. Shao Ruiqing, being an independent non-executive Director, shall be appointed as the members of the Audit and Risk Management Committee of the eighth session of the Board and that Mr. Li Ruoshan shall be appointed as the chairman of the Audit and Risk Management Committee.

It was agreed that Mr. Li Yangmin and Mr. Tang Bing, being Directors, and Mr. Shao Ruiqing, being an independent non-executive Director, shall be appointed as the members of the Planning and Development Committee of the eighth session of the Board and that Mr. Li Yangmin shall be appointed as the chairman of the Planning and Development Committee.

It was agreed that Mr. Liu Shaoyong, being a Director, and Mr. Ma Weihua and Mr. Cai Hong Ping, being independent non-executive Directors, shall be appointed as members of the Nomination and Remuneration Committee of the eighth session of the Board and that Mr. Liu Shaoyong shall be appointed as chairman of the Nomination and Remuneration Committee. In considering and approving matters related to remuneration, the Nomination and Remuneration Committee is chaired by Mr. Ma Weihua.

It was agreed that Mr. Ma Xulun and Mr. Li Yangmin, being Directors, and Mr. Li Ruoshan, being an independent non-executive Director, shall be appointed as members of the Aviation Safety and Environment Committee of the eighth session of the Board, and Mr. Ma Xulun shall be appointed as chairman of the Aviation Safety and Environment Committee.

The terms of office of the chairmen and members of the specialized committees of the Board are in line with the current session of the Board.

4.	Considered and approved the Resolution on the Appointment of the President of the Company.

It was agreed that Mr. Ma Xulun shall be appointed as the President of the Company, with a term of office in line with the current session of the Board.

5.	Considered and approved the Resolution on the Appointment of the Vice Presidents and the Chief Financial Officer of the Company.

It was agreed that Mr. Li Yangmin, Mr. Tang Bing, Mr. Tian Liuwen, Mr. Wu Yongliang, Mr. Feng Liang and Mr. Sun Youwen shall be appointed as the Vice Presidents of the Company and Mr. Wu Yongliang shall be appointed as the Chief Financial Officer of the Company, with a term of office in line with the current session of the Board.

6.	Considered and approved the Resolution on the Appointment of the Secretary to the Board of the Company.

It was agreed that Mr. Wang Jian shall be appointed as the secretary to the Board and the company secretary of the Company, as well as an authorized representative of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, with a term of office in line with the current session of the Board.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
15 June 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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